Exhibit 99.1

Luna Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

March 31, 2007

(Unaudited)

(Expressed in US Dollars)

LUNA GOLD CORP. (An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited
Expressed in US Dollars

ASSETS	March 31, 2007	December 31, 2006 Restated – Note 2a)
Current
Cash and cash equivalents	$89,009	$17,576
Short term investments	1,257,073	59,539
Accounts receivable	16,231	6,621
Prepaid expenses	3,024	--
	1,365,337	83,736

Deposits	10,874	10,775
Equipment (Note 6)	4,007	969
Resource Property Costs (Note 7)	8,306,370	--
	$9,686,588	$95,480

LIABILITIES
Current
Accounts payable and accrued liabilities	$184,519	$111,642
Due to related parties	18,326	9,122
Current portion of long-term debt (Note 8)	2,069,721	--
	2,272,566	120,764

Long-term debt (Note 8)	3,853,645	--
	6,126,211	120,764

SHAREHOLDERS’ EQUITY
Share Capital (Note 10) Authorized: Unlimited common shares without par value Issued and outstanding: 36,055,864 (2006 – 24,572,700 common shares)	10,983,919	7,423,654
Contributed Surplus (Note 2a)	1,561,667	1,003,807
Deficit (Note 2a)	(8,996,179)	(8,489,511)
Accumulated Other Comprehensive Income (Note 13)	10,970	36,766
	3,560,377	(25,284)
	$9,686,588	$95,480

Going Concern (Note 1)

Commitments (Note 9)

Contingency (Note 14)

Subsequent Event (Note 15)

ON BEHALF OF THE BOARD:

“Tim Searcy”	,	Director	“Marcel de Groot”	,	Director

- See Accompanying Notes -

LUNA GOLD CORP. (An Exploration Stage Company)
Interim Consolidated Statements of Loss and Deficit
Unaudited
Expressed in US Dollars

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006

Expenses
Amortization	$261	$241
Exploration costs – Exploration Costs Schedule	125,139	42,873
General and administrative expenses	64,252	33,865
Management fees to related parties	6,401	6,497
Professional fees	128,167	12,220
Stock-based compensation	47,345	--
Travel	25,926	9,421
Wages and benefits	22,949	22,999
Total Expenses	(420,440)	(128,116)

Other Items
Accretion of interest	(92,724)	--
Foreign exchange gain	251	2,839
Interest income	6,245	238
Loss for the Period	(506,668)	(125,039)

Other Comprehensive Income
Unrealized foreign currency translation	(25,796)	(2,178)
Comprehensive Loss	(532,464)	(127,217)

Loss for the Period	(506,668)	(125,039)
Deficit - Beginning of period (Note 2a)	(8,489,511)	(7,227,467)
Deficit - End of Period	$(8,996,179)	$(7,352,506)

Loss per Share - Basic and Diluted	$(0.02)	$(0.01)

Weighted Average Number of Common Shares	32,224,920	24,358,861

- See Accompanying Notes -

LUNA GOLD CORP. (An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited
Expressed in US Dollars

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006

Cash Resources Provided By (Used In):
Operating Activities
Loss for the period	$(506,668)	$(125,039)
Items not affecting cash:
Amortization	261	241
Stock-based compensation	47,345	--
Accretion of interest	92,724

Changes in operating assets and liabilities:
Accounts receivable	(9,610)	16,870
Accounts payable and accrued liabilities	(35,397)	(76,327)
Prepaid expenses	(3,123)	450
Deposits	--	(242)
Due to related parties	9,204	2,946
	(405,264)	(181,101)

Investing Activities
Purchase of subsidiary, net	(1,401,693)	--
Purchase of short term investments	(1,711,944)	--
Redemption of short term investments	514,410	(647,676)
Purchase of property, plant and equipment	(3,299)	--
	(2,602,526)	(647,676)

Financing Activities
Share capital issued for cash, net	3,103,097	--
	3,103,097	--

Net Increase (Decrease) in Cash and Cash Equivalents	95,307	(828,777)
Effect of exchange rate changes on cash and cash equivalents	(23,874)	5,985
Cash and cash equivalents - Beginning of Period	17,576	878,477
Cash and Cash Equivalents - End of Period	$89,009	$55,685

- See Accompanying Notes -

LUNA GOLD CORP. (An Exploration Stage Company)
Interim Consolidated Schedule of Exploration Costs
Unaudited
Expressed in US Dollars

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006

Aurizona, Brazil
Geological, mining and other consulting	$6,217	$--
Field and general	2,117	--
Travel	4,386	--
Wages and salaries	88,317	--
	101,037	--

Trout Creek
Geological, mining and other consulting	711	3,134
Property maintenance costs	10,038	4,975
Travel	--	1,206
	10,749	9,315

Stone Cabin
Geological, mining and other consulting	1,688	2,882
Property maintenance costs	10,038	4,975
Travel	--	353
	11,726	8,212

Blue Mountain
General	--	719

Generative Exploration
Geological, mining and other consulting	1,627	24,181
Travel	--	446
	1,627	24,627

Costs for the Period	$125,139	$42,873

- See Accompanying Notes -

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

1.

Going Concern and Nature of Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $907,229 and a deficit of $8,996,179.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned (Note 10a) will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests.  The recoverability of amounts shown for resource properties is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.  Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties.  While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

The Company was incorporated on June 24, 1986 in British Columbia, Canada.  On July 14, 1999, the Company was continued into the State of Wyoming.  On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.  The Company is a mining exploration company focused on developing its recently acquired advanced exploration project in Brazil.

2.

Changes in Generally Accepted Accounting Principles

a)

Effective January 1, 2007 the Company has changed from generally accepted accounting principles of the United States to Canadian generally accepted accounting principles.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

This change in accounting principles required the Company to restate the comparative figures presented in these consolidated financial statements.  The following is a summary of the accounts which have been affected as a result of the restatement for the change in accounting policy as at December 31, 2006:

Deficit, end of year – as previously reported	$(8,272,785)
Restatement for change in accounting principles	(216,726)
Deficit, end of year – as restated	$(8,489,511)

Contributed surplus, end of year – as previously reported	$787,081
Restatement for change in accounting principles – stock based compensation	216,726
Contributed surplus, end of year – as restated	$1,003,807

b)

Financial Instruments – Recognition and Measurement

Section 3855 “Financial Instruments” – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  All financial assets, with the exception of those classified as held to maturity, and derivative financial instruments must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; if not, they are measured at cost.  It also specifies when gains and losses, as a result of changes in fair value, are to be recognized in the income statement.  The Company has determined that no adjustments are currently required for the adoption of this new standard.

c)

Comprehensive Income

Section 1530 “Comprehensive Income” requires that a company present comprehensive income and its components in a financial statement with the same prominence as other financial statements.  Comprehensive income is the change in the net assets of a company during a period and resulting transactions and other events and circumstances from non-owner sources.  The adjustments required as a result of adopting this standard are described in Note 11.

3.

Significant Accounting Policies

a)

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Aurizona Goldfields Corporation, Eureka Gold Inc., Luna Gold (International) Corp., Luna Gold (Brazil) Corp and Compania Minera Antero gold S.A. de C.V..  All significant inter-company transactions and balances have been eliminated.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

b)  Equipment

Equipment is recorded at cost.  The Company provides for amortization of its equipment as follows:

Asset	Basis	Estimated Useful Life
Computer and office equipment	Straight-line method	3 years

c)  Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred.  Significant property acquisition payments for active exploration properties are capitalized.  If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned.  Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis.  A property is written-down or written-off when the Company determines that no further work is warranted.  The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

d)  Asset Retirement Obligations

The Company is required to recognize a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at March 31, 2007 the Company does not have any asset retirement obligations.

e)  Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

f)  Share Capital

i)  Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

ii)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

·

The fair value of common shares is based on the market close on the date the units are issued; and

·

The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

g)  Loss per Share

Loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h)  Stock-Based Compensation

The Company applies the fair value method of accounting for stock options.  The fair value of the options will be determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option.  Cash consideration received from employees on exercise of options is credited to capital stock along with the original grant date fair value of the options exercised.  The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

i)  Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

j)  Foreign Currency Translation

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date.  Revenues and expenses are translated at the average rate for the period.  Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as an adjustment to accumulated other comprehensive income in shareholders’ equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

4.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments accounts receivable, accounts payable, accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or their capacity of prompt liquidation.

5.

Acquisition of Aurizona Goldfields Corporation (“Aurizona”)

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”) and Eldorado Gold Corporation (“Eldorado”).  The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona.  The purchase price is as follows:

·

$500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);

·

Brascan receiving $670,000 on January 31, 2009;

·

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

·

$1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights.  The Company has also be assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights (Note 8).

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition.  For purposes of computing the purchase price, the value of the common shares was determined by taking the closing price of the Company’s common stock as quoted on the TSX Venture Exchange for the two days before, the day of and the two days following the announcement of the signing of the share purchase agreement to acquire Aurizona.  Future cash payments which are contingent upon the project reaching commercial production have not been recognized in the purchase price.

The following sets forth the purchase price allocation to the assets acquired and liabilities assumed:

Cash	$1,401,693
Future cash payments	5,670,000
Common shares	967,683
Less: future cash payment discount	(992,472)
Total consideration	7,046,904

Cash	4,228
Resource property – Aurizona	8,306,370
Current liabilities	(359,802)
Long-term liabilities	(903,892)
Net assets acquired	$7,046,904

6.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	March 31, 2007	December 31, 2006
Computer and office equipment	$46,526	$42,519	$4,007	$969

7.

Resource Property Costs

Cumulative acquisition costs per project under active exploration:

	March 31 2007	December 31 2006

Aurizona Project	$8,306,370	$-

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Aurizona Project, Maranhão, Brazil

Aurizona is a gold project in the state of Maranhão, Brazil, with certain claims held in two exploration licences and the remainder held in a mining licence.  These licences were obtained through the Departamento Nacional de Produção Mineral (“DNPM”).

One exploration licence was valid for a period of three years commencing on September 9, 2003.  On July 3, 2006 the Company requested the renewal of the licence for a three year period.  Subsequent to year end the Company received a two year renewal, effective from March 26, 2007.

The second exploration licence is valid for a period of three years commencing on June 22, 2006.

Trout Creek Project, Nevada, USA

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
January 31, 2007	$10,000 (PAID)	$25,000 Completed
January 31, 2008	$15,000	$50,000
January 31, 2009	$20,000	$100,000
January 31, 2010	$40,000	$125,000
January 31, 2011	$80,000	$200,000
January 31, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Stone Cabin Project, Nevada, USA

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
February 3, 2007	$10,000 (PAID)	$25,000 Completed
February 3, 2008	$15,000	$50,000
February 3, 2009	$20,000	$100,000
February 3, 2010	$40,000	$125,000
February 3, 2011	$80,000	$200,000
February 3, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Anchor Project, Nevada, USA

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
June 26, 2007	$10,000	$25,000
June 26, 2008	$15,000	$50,000
June 26, 2009	$20,000	$100,000
June 26, 2010	$40,000	$125,000
June 26, 2011	$80,000	$200,000
June 26, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Eureka Project, Nevada, USA

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
July 4, 2007	$10,000	$25,000
July 4, 2008	$15,000	$50,000
July 4, 2009	$20,000	$100,000
July 4, 2010	$40,000	$125,000
July 4, 2011	$80,000	$200,000
July 4, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Red Rock Project, Nevada, USA

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty.  The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company’s option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000 Completed
March 1, 2007	$35,000 (PAID)	$100,000 Completed
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000
March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. (“Centerra”), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada.  The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna’s leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005.  Centerra also expanded the land package by staking an additional 114 claims.  Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

Blue Mountain Project, Nevada, USA

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. (“Nassau”) an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, USA.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the “Blue Mountain Project”).

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the “TSX”) approved (the “Approval Date”) the Blue Mountain Project as a “qualifying property” (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Payment of $20,000 on August 8, 2005 (PAID);
(iv)	Payment of $30,000 on August 8, 2006 (PAID);
(v)	Payment of $40,000 on August 8, 2007;
(vi)	Payment of $100,000 on August 8, 2008; and
(vii)	Payment of $1,300,000 on August 8, 2009

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the “Royalty”) and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.  All payments are in U.S. dollars.

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

8)    Long-term Debt

	Stated Value: March 31, 2007	Discount	Accreted Interest	Net Present Value: March 31, 2007	December 31, 2006

Due to Brascan	$3,170,000	$(566,545)	$51,609	2,655,064	$-
Due to Eldorado	2,500,000	(425,927)	41,115	2,115,188	-
Due to DNPM	1,153,114	--	--	1,153,114	-
	6,823,114	(992,472)	92,724	5,923,366	-
Less: current portion	(2,256,700)	186,979	--	(2,069,721)	-
	$4,566,414	(805,493)	92,724	3,853,645	$-

All debt relating to acquisition of Aurizona which is not contingent on commercial production has been reflected as of March 31, 2007.  The amounts due have been discounted using an interest rate of 12.5%.

On August 28, 2006 an agreement was reached with the Departamento Nacional de Produção Mineral (“DNPM”) to pay $1,210,330 (2,587,686 Reais) in mineral fees owing on exploration licences which have since expired.  Under the terms of the agreement the fees will be paid in 59 monthly instalments and will be adjusted monthly for inflation and simple interest of 1%.

Principal minimum repayment terms will be approximately:

2007 2008 2009 2010 2011	$251,528 $2,251,528 $3,921,528 $251,528 $146,725

9)    Commitments

The Company has entered into a 5 year lease with respect to office space it shares with several other companies.  An arrangement has been made with Pathway Capital Ltd. (Note 11) to facilitate payments under the lease.  The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.  The balance of the lease obligation is as follows:

2007 2008 2009 2010 2011	C$19,072 C$25,430 C$25,430 C$25,430 C$21,195

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

10)    Share Capital

a)  Details of share capital are as follows:

	Shares	Amount	Contributed Surplus	Total
Authorized: Unlimited common shares without par value
Issued and fully paid:
Balance: December 31, 2005	24,572,700	$7,423,654	$875,094	$8,298,748
Stock-based compensation	--	--	128,713	128,713
Balance: December 31, 2006	24,572,700	7,423,654	1,003,807	8,427,461
Units issued for private placements	8,473,164	2,779,460	459,999	3,239,459
Shares issued for subsidiary acquisition (Note 5)	3,000,000	967,683	--	967,683
Shares issued for stock option exercise	10,000	1,905	--	1,905
Share issuance costs	--	(138,267)	--	(138,267)
Agent’s warrants issued as share issuance costs	--	(51,890)	51,890	--
Stock-based compensation	--	--	47,345	47,345
Fair value of options and warrants exercised	--	1,374	(1,374)	--
Balance: March 31, 2007	36,055,864	$10,983,919	1,561,667	12,545,586

On January 31, 2007, the Company completed a private placement for gross proceeds of C$3,812,923.  Under the agreement, the Company issued 8,473,164 units at a price of C$0.45 per unit, each unit consisting of one common share and one half of one share purchase warrant.  Each warrant will entitle the holder to purchase one common share of the Company, exercisable until July 31, 2008, at a price of C$0.70 per share.

The fair value attributable to the common shares and warrants was $2,779,460 and $459,999, respectively.

The fair value of the common share purchase warrants were determined using the Black-Scholes pricing model using the following assumptions:

Average risk-free interest rate	4.04%
Expected dividend yield	0%
Expected stock price volatility	90%
Expected life of warrants	1.5 years

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

b)  Share Purchase Options

i)

The Company has established a share purchase option plan (the “Plan”) whereby the board of directors may, from time to time, grant options to directors, officers, employees, consultants or management company employees.  Options granted must be exercised not later than five years from the date of grant or such lesser or greater period as may be determined by the Company’s board of directors and in accordance with the policies of the TSX-V.  The exercise price of an option must be determined by the board of directors and in accordance with the Plan and the policies of the TSX-V.  Subject to the policies of the TSX-V, the board of directors may determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

ii)

A summary of the Company’s options, which includes options issued under the Company’s stock option plan and agent’s options, at March 31, 2007 and the changes for the period are as follows:

Exercise Price	Outstanding December 31, 2006	Granted	Exercised	Expired or Cancelled	Outstanding March 31, 2007	Vested March 31, 2007	Expiry date
$0.25	625,000	--	--	--	625,000	625,000	September 22, 2008
$0.30	300,000	--	--	--	300,000	300,000	June 7, 2009
$0.30	225,000	--	--	--	225,000	225,000	June 30, 2009
$0.23	50,000	--	--	--	50,000	50,000	April 8, 2010
C$0.22	115,000	--	10,000	10,000	95,000	76,000	February 2, 2011
C$0.30	1,425,000	--	--	--	1,425,000	415,833	May 15, 2011
C$0.45	150,000	--	--	--	150,000	30,000	August 24, 2011
C$0.50	--	320,000	--	--	320,000	--	March 14, 2012
	2,890,000	320,000	10,000	10,000	3,190,000	1,721,833

Weighted average exercise price	$0.27	$0.43	$0.19	$0.19	$0.29	$0.27

c)  Share Purchase Warrants

Exercise Price	Outstanding December 31, 2006	Granted	Exercised	Expired or Cancelled	Outstanding March 31, 2007	Expiry date
$0.50	7,567,835	-	-	7,567,835	-	January 19, 2007
C$0.70	-	4,236,582	-	-	4,236,582	July 31, 2007
C$0.45	-	275,080	-	-	275,080	July 31, 2007
	7,567,835	4,511,662	-	7,567,835	4,511,662

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

d)  Escrow Shares

At  March 31, 2007, 213,839 (2006 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled.  Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company.  For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

e)   Valuation of Share Purchase Options

The fair value of options granted were estimated on their grant date using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	90%	90%
Risk-free interest rate	4.00%	5.00%
Expected life of options	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

As of March 31, 2007, the total stock-based compensation related to non-vested options was $264,494, which is to be recognized over the next two fiscal years.

11.    Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements:

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2007 and 2006 were as follows:

2007 2006	$6,402 $6,497

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

In addition, Pathway collects rent and charges the Company for administrative services as follows:

2007 2006	$48,833 $19,465

12.   Segmented Information

Details are as follows:

	Canada	USA	Brazil	Total
March 31, 2007
Segmented operating loss	$365,962	$24,102	$116,604	$506,668
Identifiable assets	$1,314,538	$--	$8,372,050	$9,686,588
December 31, 2006
Segmented operating loss	$709,007	$151,395	$184,916	$1,045,318
Identifiable assets	$95,480	$--	$--	$95,480

13.  Accumulated and Other Comprehensive Income

As a result of adopting CICA Section 1530, Comprehensive Income, as at January 1, 2007, a new Statement of Comprehensive Income forms part of the Company’s unaudited interim consolidated financial statements.  The comparative statements are restated to reflect application of this section.  Gains and losses from the translation of the Company’s financial statements into the United States dollar for reporting purposes are now presented as a separate component of other comprehensive loss in the consolidated statement of operations, comprehensive loss and deficit.  Accumulated other comprehensive loss is presented as a separate component of shareholder’ equity in the consolidated balance sheet.  Previously, these gains and losses were deferred and included in the cumulative translation adjustment as part of shareholders’ equity.  The accumulated other comprehensive loss as at March 31, 2007 is comprised as follows:

	March 31 2007	December 31 2006

Beginning balance	$36,766	$--
Adjustment for adoption of comprehensive income	--	36,766
Unrealized foreign currency translation for the period	(25,796)	--
	$10,970	$36,766

LUNA GOLD CORP. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

14.

Contingency

On January 10, 1984, MASA and Companhia Paraense de Minérios Ltda. (CPM) entered into a services agreement for work in the area of the mining concession. The agreement set forth that MASA could terminate it at anytime, provided that CPM was reimbursed for the costs and expenses incurred. Accordingly, MASA terminated such Agreement in 1985.

In 1995, CPM filed a lawsuit against MASA claiming for compensation in the amount of $989,021 (2,114,526 Reais) as reimbursement of costs and expenses incurred by CPM, coupled with compensation for losses and damages, due to the unilateral termination of the agreement by MASA.

To date CPM has not submitted evidence of any expenses actually incurred with the exploration works and, due to lack of progress, the matter is currently being reviewed by a judge.  Management feels the lawsuit is baseless and does not expect a judgment to be rendered against the Company.

15.

Subsequent Event

a)  Stock Options Granted

On April 13, 2007 the Company granted 200,000 stock options.  Each option is exercisable into one common share at a price of C$0.59 and expire on April 13, 2012.

On April 16, 2007 the Company granted 10,000 stock options.  Each option is exercisable into one common share at a price of C$0.68 and expire on April 16, 2012.

b)  Trout Creek Project – Amendment to Agreement

Subsequent to March 31, 2007 the cash payments and work commitments were amended to the following:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
January 31, 2007	$10,000 (PAID)	$25,000 Completed
January 31, 2008	$15,000	$--
January 31, 2009	$15,000	$--
January 31, 2010	$15,000	$--
January 31, 2011	$15,000	$--
January 31, 2012	$830,000	$500,000
Total	$905,000	$525,000

Further to the amendment, under certain conditions where the Company acquires other mineral rights in the area, the cash payments required will revert back to the original schedule (as seen in Note 7) with the difference to date, plus $10,000, due to the optionor.

16.

Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.